

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2015

Via E-mail
Steven M. Burdick
Chief Financial Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

> **Re:**   **Tetra Tech, Inc.**
> **Form 10-K for Fiscal Year Ended September 28, 2014**
> **Filed November 19, 2014**
> **Response Dated March 27, 2015**
> **File No. 0-19655**

Dear Mr. Burdick:

We have reviewed your March 27, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2015 letter.

Critical Accounting Policies and Estimates, page 77

1. We note the draft disclosure you provided for the GMP reporting unit in response to comment 1 in our letter dated February 27, 2015. It is unclear how your statement, "…if GMP's future financial performance falls below our expectations or market prices for similar businesses decline, the goodwill for GMP could become impaired" is responsive to our request for expanded disclosure within the first bullet. Please advise.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact (Leland Benton, Staff Attorney, at (202) 551-3791, or Craig E. Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief